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                                  SCHEDULE 13D
                          -----------------------------

                          -----------------------------
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*


                            ARVIDA/JMB PARTNERS, L.P.
                          -----------------------------

                                (Name of Issuer)

          Limited Partnership Interests and Assignee Interests Therein
                         (Title of Class of Securities)

                                      None
                                 (CUSIP Number)

                                Michael L. Ashner
                         Raleigh Capital Associates L.P.
                        100 Jericho Quadrangle, Suite 214
                          Jericho, New York 11735-2717
                                 (516) 822-0022
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                   May 1, 1998
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box //.

Check the following box if a fee is being paid with the statement //. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2)has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                  SCHEDULE 13D

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     This Amendment No. 9 amends certain information contained in the final amendment to Schedule 14D-1 (the "Final Amendment") filed by Raleigh Capital Associates L.P. ("Raleigh Capital"), Raleigh GP Corp., Rockland Partners, Inc. and Zephyr Partners on August 6, 1996, which constituted the initial filing on
Schedule 13D under Section 13(d) of the Act, and Amendment Nos. 1, 2, 3, 4, 5, 6, 7 and 8 to Schedule 13D filed by such entities ("Amendment Nos. 1, 2, 3, 4, 5, 6, 7 and 8"). Capitalized terms used but not defined herein have the meanings ascribed to them in the Final Amendment and Amendment Nos. 1, 2, 3, 4, 5, 6, 7 and 8.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

       Item 6 is hereby supplemented and amended as follows:

     On April 2, 1998, Apollo Real Estate Investment Fund II, L.P., Basso Associates, L.P. and Raleigh GP Corp. (collectively, the "Apollo Partners") sent notice (the "Buy/Sell Notice") to each of the other partners in Raleigh Capital (the "Receiving Partners") that pursuant to the terms of the Limited Partnership Agreement of Raleigh Capital (the "Partnership Agreement"), the Apollo Partners were exercising their right to make an offer to purchase the interests in Raleigh Capital of the Receiving Partners. Pursuant to the terms of the Partnership Agreement, the Receiving Partners have a period of thirty days to elect to either sell their interest in Raleigh Capital to the Apollo Partners, or purchase the Apollo Partners' interest in Raleigh Capital, in each case on the terms set forth in the Buy/Sell Notice.

     Upon the expiration of the applicable thirty day period, Rockland Partners, Inc. and Rockland Partners, L.P. (the "Rockland Partners") elected to sell their interest in Raleigh Capital pursuant to the terms of the Buy/Sell Notice and Zephyr Partners and Boreas Associates, L.P. (the "Electing Partners") have exercised their right to acquire the Apollo Partners' and the Rockland Partners' interest in Raleigh Capital. Upon the closing of the transaction, Raleigh Capital will redeem the interests of the Apollo Partners and the Rockland Partners. Accordingly, the Electing Partners will be the only partners of Raleigh Capital and will have the entire beneficial interest in the Arvida Units owned by Raleigh Capital.

                                   Signatures



     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 7, 1998                      RALEIGH CAPITAL ASSOCIATES L.P.
                                         By:   Raleigh GP Corp., General Partner



                                                By:  /s/ Peter Braverman
                                                     Name:   Peter Braverman
                                                     Title:  Vice President

                                         By:  ROCKLAND PARTNERS, INC.,
                                              General Partner


                                                By:  /s/ Jonathan H. Paul
                                                     Name:   Jonathan H. Paul
                                                     Title:  Vice President

                                         By:  ZEPHYR PARTNERS
                                            By:  GP Aeolus Inc., General Partner


                                               By:  /s/ Edward Mattner
                                                    Name:   Edward Mattner
                                                    Title:  Vice President

                                         By:  AREHGP INC., General Partner


                                               By:  /s/ John Saldarelli
                                                    Name:   John Saldarelli
                                                    Title:  President

                                         RALEIGH GP CORP.


                                               By:  /s/ Peter Braverman
                                                    Name:   Peter Braverman
                                                    Title:  Vice President

                                   Signatures


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 7, 1998                            ROCKLAND PARTNERS, INC.

                                            By:  /s/ Jonathan H. Paul
                                                 Name:   Jonathan H. Paul
                                                 Title:  Vice President

                                               ZEPHYR PARTNERS
                                            By:  GP Aeolus Inc., General Partner


                                            By:  /s/ Edward Mattner
                                                 Name:   Edward Mattner
                                                 Title:  Vice President

                                            By:  AREHGP INC., General Partner


                                            By:  /s/ John Saldarelli
                                                 Name:   John Saldarelli
                                                 Title:  President